Suite 906 – 1112 West Pender Street V ancouver, BC Canada V6E 2S1 Tel: 604/681-8600 Fax: 604/681-8799 e-mail “firstpoint@firstpointminerals.com” TSX Venture Exchange: FPX

FOR IMMEDIATE RELEASE	January 26th, 2004

Drilling Commences at Rio Luna Gold Property in Nicaragua

Dr. Peter M D Bradshaw, P. Eng, President of First Point Minerals Corp. (TSXV: FPX) is pleased to announce that a drill program has commenced at the Company’s 100% owned Rio Luna Gold property in Nicaragua. The Rio Luna Gold property, which has never been drill tested, is located approximately 75 kilometers northeast of Managua.

The diamond drill program will be for a minimum of 2,000 meters in approximately 15 holes. The initial drilling will test the Balsamo East and Balsamo target areas, which are located within the main Paraiso vein system. As previously reported, First Point’s exploration at the Rio Luna property has identified a total of 8.8 kilometers of strike length in several vein systems. The Paraiso vein system has returned values as high as 21.1 grams/tonne g/t gold over 2 meters true width and an average grade of 2.5 (g/t) gold over 2.6 meters estimated true width from 34 trenches. The El Rodeo system to the north has returned values as high as 15.4 g/t gold over 2.5 meters true width and an average grade of 4.4 g/t over 2.1 meters from 7 trenches. Fluid inclusions, quartz textures and geochemical analyses indicate that the surface trenches are near or above the bonanza grade gold horizon common in epithermal veins and better grades can be anticipated at depths which will be tested by this program. Results for each target area will be released as they become available. The drilling is expected to be completed in six to eight weeks.

In addition, First Point is continuing its on-going generative exploration program throughout Central America with its joint venture partner BHP Billiton, as well as on-going generative work in Peru. Currently, there are three active crews conducting exploration in Central America and one crew in Peru.

First Point Minerals Corp. is a Canadian precious and base metal exploration and development company focused on the Americas. For more information please view: www.firstpointminerals.com or phone Peter M.D. Bradshaw, President and CEO, at (604) 681-8600.

ON BEHALF OF THE BOARD OF DIRECTORS

“Peter Bradshaw”

Peter M. D. Bradshaw, President

The TSX Venture Exchange has not reviewed, nor accepts responsibility for the adequacy or accuracy of this news release.